SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Occidental Petroleum Corporation Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                                    WLA11036

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                                                              PAGE

Report of Independent Registered Public Accounting Firm                                                         1

Statements of Net Assets Available for Benefits - December 31, 2003 and 2002                                    2

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2003
     and 2002                                                                                                   3

Notes to Financial Statements                                                                                   4

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2003                             15


Note: Supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Occidental Petroleum Corporation
   Pension and Retirement Plan Administrative Committee:


We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


s:/KPMG/

Los Angeles, California
May 21, 2004

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002

                          (Dollar amounts in thousands)

                              ASSETS                                           2003                   2002
                                                                         ----------------       ----------------
Investments:
     At fair value:
          Cash and cash equivalents                                      $         10,900                  6,544
          Common stocks                                                           508,632                362,026
          Mutual funds                                                            353,930                268,113
          Participant loans                                                        16,735                 17,492
          Plan interest in Master Trust                                             3,323                  1,659
     At contract value:
          Guaranteed Investment Contract                                          167,755                185,199
                                                                         ----------------       ----------------
                    Total investments                                           1,061,275                841,033
                                                                         ----------------       ----------------
Receivables:
     Interest and dividends                                                         2,886                  3,013
     Participant contributions                                                      1,561                  1,153
     Employer contributions                                                           911                    730
     Due from broker for securities sold                                              195                     --
                                                                         ----------------       ----------------
                    Total receivables                                               5,553                  4,896
                                                                         ----------------       ----------------
                    Total assets                                                1,066,828                845,929
                                                                         ----------------       ----------------
                           LIABILITIES
Accrued expenses                                                                       57                     56
Due to broker for securities purchased                                                113                     --
                                                                         ----------------       ----------------
                    Total liabilities                                                 170                     56
                                                                         ----------------       ----------------
                    Net assets available for benefits                    $      1,066,658                845,873
                                                                         ================       ================

See accompanying notes to financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002

                          (Dollar amounts in thousands)

                                                                                  2003                   2002
                                                                            ----------------       ----------------
Additions:
   Additions to net assets attributable to:
      Investment income (loss):
         Interest and dividend income                                       $         15,694                 14,551
         Net appreciation (depreciation) in fair value of investments                243,835                (48,343)
         Other income                                                                     43                     --
                                                                            ----------------       ----------------
               Total investment income (loss)                                        259,572                (33,792)
                                                                            ----------------       ----------------
      Contributions:
         Participant                                                                  38,549                 35,639
         Employer                                                                     22,479                 22,072
         Participant rollover                                                          1,928                 15,303
                                                                            ----------------       ----------------
               Total contributions                                                    62,956                 73,014
                                                                            ----------------       ----------------
      Transfers from other plans                                                       1,553                105,172
                                                                            ----------------       ----------------
               Total additions                                                       324,081                144,394
                                                                            ----------------       ----------------
Deductions:
   Deductions from net assets attributable to:
      Benefits paid to participants                                                  102,148                 93,909
      Plan expenses                                                                    1,148                    849
                                                                            ----------------       ----------------
               Total deductions                                                      103,296                 94,758
                                                                            ----------------       ----------------
               Net increase                                                          220,785                 49,636

Net assets available for benefits:
   Beginning of year                                                                 845,873                796,237
                                                                            ----------------       ----------------
   End of year                                                              $      1,066,658                845,873
                                                                            ================       ================

See accompanying notes to financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(1)  DESCRIPTION OF THE PLAN

     The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  PLAN ADMINISTRATION

          The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the Trustee) is the trustee and custodian of a trust fund, which holds all of the assets of the Plan.

     (c)  CONTRIBUTIONS

          Participant Contributions - Participants may contribute up to 15% of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. Effective July 1, 2002, this deferral percentage limit was increased to 34% of compensation (as defined) for a non Highly Compensated Employee (HCE) and up to 14% for HCEs. Effective January 1, 2003, the deferral percentage limit for non-HCEs changed to 31%, and remained at 14% for HCEs. Effective January 1, 2003 and June 1, 2002, participants age 50 or older by December 31 at the end of the Plan year were permitted to contribute before-tax catch-up contributions to the Plan up to $2,000 and $1,000 for each Plan year, respectively.

          Employer Contributions - For noncollective bargaining employees, the Company contributed 100% of a participant's contribution up to the first 6% of compensation. For collective bargaining employees, the Company contributed 50%, 75%, or 100% as negotiated by their respective unions, of the first 6% of eligible compensation that a participant contributed to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).


                                        4                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     (d)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses and investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e)  VESTING

          Participants are vested immediately in their contributions plus actual earnings thereon. Effective June 1, 2002, participants became 100% vested in dividends credited to their balance in the Company Matching Contribution Account under the Oxy Stock Fund on or after June 1, 2002. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Generally, a participant is 20% vested for each year of service and is 100% vested after five years of credited service.

     (f)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25% of the participant's base compensation. Loan terms range from one to five years for general-purpose loans and six to ten years for primary residence loans. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. Interest rates ranged from 3.0% to 7.0% on loans outstanding as of December 31, 2003. Principal and interest is paid ratably through monthly payroll deductions.

     (g)  DISTRIBUTIONS

          Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less may receive distributions only under options
          (i), (v), or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

     (h)  FORFEITED ACCOUNTS

          Forfeited nonvested accounts are used to reduce Employer contributions. During 2003 and 2002, Employer contributions were reduced by approximately $186,000 and $286,000 from forfeited nonvested accounts, respectively. Unallocated forfeitures at December 31, 2003 and 2002 were not significant to the financial statements.


                                        5                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     (i)  INVESTMENT OPTIONS

          The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions, in 1% increments, in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.

     (j)  PLAN AMENDMENTS

          Effective June 1, 2002, the Plan was amended to designate the Matching Account held under the Plan as an employee stock ownership plan and to allow participants the option to have dividends reinvested in the Oxy Stock Fund or distributed in the form of cash.

     (k)  PLAN MERGERS

          Effective September 12, 2003, all accounts that would not be distributed from the Oxy Permian Savings Plan, which was terminated effective March 31, 2002, were merged into the Plan. Approximately $1,553,000 was transferred into the Plan in September 2003.

          Effective February 28, 2002, the Oxy Vinyls, LP Savings Plan was merged into the Plan. As a result of the merger, the Plan became a multiple-employer plan. In March 2003, Oxy Vinyls LP employees transferred to Oxy Vinyls Services, Inc. As a result, the Plan is no longer a multiple-employer plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the 2002 financial statements to be consistent with the current year presentation.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value except for the investments in guaranteed investment contracts (fully benefit-responsive investment contracts) which are valued at contract value (notes 3 and 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.


                                        6                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


          Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses of investments are based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation (depreciation) in fair value of investments is reflected in the accompanying statement of changes in net assets available for benefits as "net appreciation (depreciation) in fair value of investments."

     (d)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (e)  RISKS AND UNCERTAINTIES

          The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Additionally, many mutual funds invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

          Derivative financial instruments are used by the Plan's equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

          As of December 31, 2003 and 2002, approximately 43% and 39% of total Plan investments, respectively, were invested in the Oxy Stock Fund.


                                        7                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(3)  INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets (dollar amounts in thousands):

                                                                    DECEMBER 31
                                                      ---------------------------------------
                                                            2003                   2002
                                                      ----------------       ----------------
     Oxy Stock Fund*                                  $        457,576                330,778
     Invesco Fixed Income Fund                                 167,755                185,199
     Vanguard S&P 500 Index Fund                               169,976                132,416
     Dodge & Cox US Balanced Fund                               60,447                 45,560
     Fidelity Magellan Large Cap I Fund                         51,251  **             44,594
     All other investments less than 5%                        154,270                102,486
                                                      ----------------       ----------------
                    Total investments                 $      1,061,275                841,033
                                                      ================       ================

     * Participant- and nonparticipant-directed.

     ** This amount represents less than 5% of the Plan's net assets at December 31, 2003.


     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by approximately $243,835,000, and $(48,343,000), respectively, as follows (dollar amounts in thousands):

                                                            2003                   2002
                                                      ----------------       ----------------
     Common stocks                                    $        164,188                 11,281
     Mutual funds                                               79,080                (59,417)
     Interest in master trust                                      567                   (207)
                                                      ----------------       ----------------
                                                      $        243,835                (48,343)
                                                      ================       ================


                                        8                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(4)  OXY STOCK FUND

     Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant- and nonparticipant-directed investments is as follows (dollar amounts in thousands):

                                                                            DECEMBER 31
                                                              ---------------------------------------
                                                                    2003                   2002
                                                              ----------------       ----------------
     Net assets:
          Oxy Stock Fund                                      $        457,576                330,778

                                                                       YEAR ENDED DECEMBER 31
                                                              ---------------------------------------
                                                                    2003                   2002
                                                              ----------------       ----------------
     Changes in net assets:
          Contributions                                       $         24,724                 26,890
          Investment income                                             11,415                 11,486
          Net appreciation in fair value of investments                149,051                 20,674
          Transfers between funds                                      (13,557)                (9,799)
          Benefits paid to participants                                (44,745)               (36,601)
          Administrative expenses                                          (90)                   (82)
          Transfer from other plan                                          --                 44,517
                                                              ----------------       ----------------
                                                              $        126,798                 57,085
                                                              ================       ================

(5)  GUARANTEED INVESTMENT CONTRACTS

     The Invesco Fixed-Income Fund (the Fund) includes investments in guaranteed investment contracts (GICs) and synthetic GICs. Both the Plan and the OPC Retirement Plan are invested in the Fund, managed by Invesco. The Plan's investment in the Fund is 41.45% and 40.64% at December 31, 2003 and 2002, respectively. The Plan's investments in GICs are included in the statements of net assets available for benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts' provisions, these "potential" limitations do not jeopardize the contract value reporting for these investments.


                                        9                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the "wrapper" contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value of the general account investment type GICs is derived by comparing the contract value, on a duration basis, to the yield curve. Fair value of the nonparticipating synthetic GICs is determined by comparing each contract, on a duration basis, to a Treasury yield curve at year-end, plus 40 basis points. Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

     GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

     Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

     Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

     During 2003 and 2002, the average yield earned on amounts invested in the GICs was 4.69% and 5.52%, respectively. As of December 31, 2003 and 2002, the average crediting interest rate on such contracts was 4.73% and 4.97%, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value,


                                       10                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     market value, yield, and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed-basis point spread. The following is a reconciliation between the contract value and the fair value of the GICs at December 31, 2003 (dollar amounts in thousands):

                                                                                  CREDITING
                                                                                   INTEREST
                                                                  DURATION           RATE           CONTRACT           FAIR
                                                                   (YEARS)        PERCENTAGE          VALUE            VALUE
                                                                ------------     ------------     ------------     ------------
     Security-backed investments:
        INVESCO Group Trust:
           Bank of America NT & SA                                      1.93            5.28%     $      9,708          10,188
           ING Life Ins & Ann Co.                                       2.46            4.22            11,965          12,388
           JP Morgan Chase                                              3.65            4.48            28,539          29,612
           Metropolitan Life                                            2.46            5.53            20,158          21,353
           Monumental Life Ins. Co. #00285                              0.08            1.53               499             507
           Monumental Life Ins. Co. #00595                              4.49            5.83            26,245          27,368
           State Street Bank                                            3.65            4.51            28,534          29,613
           UBS AG                                                       1.93            4.98            11,797          12,275
                                                                                                  ------------     -----------
                    Total INVESCO Group Trust                                                          137,445         143,304
                                                                                                  ------------     -----------
        Separate account:
           John Hancock Life Insurance                                  1.93            5.80               745             794
                                                                                                  ------------     -----------
                    Total separate accounts                                                                745             794
                                                                                                  ------------     -----------
                    Total nonsynthetic security-backed
                       investments                                                                     138,190         144,098
                                                                                                  ------------     -----------
     Synthetics:
        ING Life Insurance & Annuity Co.                                1.90            2.99             5,886           6,013
                                                                                                  ------------     -----------
                    Total synthetics                                                                     5,886           6,013
                                                                                                  ------------     -----------
     General account investments:
        Monumental Life Insurance Co.                                   2.43            5.05             2,240           2,365
        SunAmerica Life Insurance Co.                                   0.01            7.97               738             738
        IRT Stable Value Fund                                           2.98            3.74            18,753          18,753
                                                                                                  ------------     -----------
                    Total general account investments                                                   21,731          21,856
                                                                                                  ------------     -----------
     Short-term investment fund:
        Northern Trust Company                                                                           1,948           1,948
                                                                                                  ------------     -----------
                    Total guaranteed investment contracts                                              167,755         173,915
                                                                                                  ------------     -----------
     Less synthetic wrappers                                                                                --            (127)
     Less difference between the fair value and contract                                                    --          (6,091) 1
        values on the nonsynthetic GICs
     Add difference between the fair value and contract
        values on the IRT Stable Value Fund                                                                 --              58
                                                                                                  ------------     -----------
                    Total contract value of guaranteed
                       investment contracts                                                       $    167,755         167,755
                                                                                                  ============     ===========

     1 The difference of $6,091,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.


                                       11                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     The following is a reconciliation between the contract value and the fair value of the GICs at December 31, 2002 (dollar amounts in thousands):

                                                                                  CREDITING
                                                                                   INTEREST
                                                                  DURATION           RATE           CONTRACT           FAIR
                                                                   (YEARS)        PERCENTAGE          VALUE            VALUE
                                                                ------------     ------------     ------------     ------------
     Security-backed investments:
        INVESCO Group Trust:
           Monumental Life Insurance Co.                                0.25            1.60%     $      2,503            2,510
           Allstate Life Insurance Co.                                  3.53            5.66            28,228           29,730
           Monumental Life Insurance Co.                                4.00            5.36             2,034            2,188
           Bank of America NT & SA                                      2.15            3.86            32,997           33,666
           ING Life Insurance & Annuities Co.                           2.20            2.49             5,706            5,750
                                                                                                  ------------     ------------
                    Total INVESCO Group Trust                                                           71,468           73,844
                                                                                                  ------------     ------------
        Separate account:
           John Hancock Life Insurance                                  3.50            5.64             1,070            1,144
                                                                                                  ------------     ------------
                    Total separate account                                                               1,070            1,144
                                                                                                  ------------     ------------
                    Total nonsynthetic security-backed
                       investments                                                                      72,538           74,988
                                                                                                  ------------     ------------
     Synthetics:
        JP Morgan Chase Bank                                            2.14            6.07            22,438           24,086
        Metropolitan Life Insurance Co.                                 2.64            5.74            18,739           20,026
        Monumental Life Insurance Co.                                   1.75            5.80            12,576           15,773
        State Street Bank & Trust                                       1.84            4.61            20,368           21,382
        UBS AG                                                          2.98            6.43            13,137           14,631
                                                                                                  ------------     ------------
                    Total synthetics                                                                    87,258           95,898
                                                                                                  ------------     ------------
     General account investments:
        John Hancock Life Insurance                                                                      2,091            2,244
        SunAmerica Life Insurance Co.                                                                      671              715
        IRT Stable Value Fund                                                                           17,659           18,203
                                                                                                  ------------     ------------
                    Total general account investments                                                   20,421           21,162
                                                                                                  ------------     ------------
     Short-term investment fund:
        Northern Trust Company                                                                           4,982            4,982
                                                                                                  ------------     ------------
                    Total guaranteed investment
                       contracts                                                                       185,199          197,030
                                                                                                  ------------     ------------
     Less synthetic wrappers                                                                                --           (8,668)
     Less difference between the fair value and
        contract values on the nonsynthetic GICs                                                            --           (3,228) 2
     Add difference between the fair value and
        contract values on the IRT Stable Value Fund                                                        --               65
                                                                                                  ------------     ------------
                    Total contract value of guaranteed
                       investment contracts                                                       $    185,199          185,199
                                                                                                  ============     ============

     2 The difference of $3,228,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.


                                       12                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(6)  INVESTMENT IN MASTER TRUST

     The Plan's investment assets include a convertible bond fund in which other plans also invest. This convertible bond fund is managed by Advent Capital Management and is one of the master trust investment accounts (Advent MTIA) in the OPC Master Retirement Trust. At December 31, 2003 and 2002, the Plan's investment in the assets of Advent MTIA represented an individual interest of approximately 15% and 10%, respectively.

     The following table presents the aggregate fair value of investments held by, and investment income earned by, the Advent MTIA, in which the Plan owns an undivided interest, as stated above (dollar amounts in thousands):

                                                                                             DECEMBER 31
                                                                               ---------------------------------------
                                                                                     2003                   2002
                                                                               ----------------       ----------------
     Investments at fair value as determined by quoted market price:
        Common/collective trust                                                $             --                    156
        Preferred stock                                                                   6,974                  5,766
        Corporate bonds                                                                  15,713                 11,031
                                                                               ----------------       ----------------
                                                                               $         22,687                 16,953
                                                                               ================       ================
                                                                                        YEAR ENDED DECEMBER 31
                                                                               ---------------------------------------
                                                                                     2003                   2002
                                                                               ----------------       ----------------
     Investment income (loss):
        Net appreciation (depreciation) in fair value of investments:
           Common stock                                                        $             --                   (161)
           Preferred stock                                                                1,209                 (1,482)
           Corporate bonds                                                                2,827                 (1,001)
                                                                               ----------------       ----------------
                                                                                          4,036                 (2,644)
        Income from common/collective trust                                                  --                      2
        Interest and dividends                                                              710                    689
        Less investment expenses                                                           (171)                  (203)
                                                                               ----------------       ----------------
                                                                               $          4,575                 (2,156)
                                                                               ================       ================

(7)  RELATED PARTY TRANSACTIONS

     The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain plan assets in its Collective Short-Term Investment Fund and the OXY Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Expenses paid by the Plan to the Trustee for the years ended December 31, 2003 and 2002 were insignificant.


                                       13                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(8)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(9)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 24, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. However, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(10) RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

                                                                                   2003                   2002
                                                                             ----------------       ----------------
     Net assets available for benefits per the financial statements          $      1,066,658                845,873
     Amounts allocated to withdrawing participants                                       (762)                (4,205)
                                                                             ----------------       ----------------
     Net assets available for benefits per the Form 5500                     $      1,065,896                841,668
                                                                             ================       ================

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2003 and 2002 (dollar amounts in thousands):

                                                                                   2003                   2002
                                                                             ----------------       ----------------
     Benefits paid to participants per the financial statements              $        102,148                 93,909
        Amounts allocated to withdrawing participants
           at December 31, 2003                                                           762                     --
        Amounts allocated to withdrawing participants
           at December 31, 2002                                                        (4,205)                 4,205
        Amounts allocated to withdrawing participants
           at December 31, 2001                                                            --                 (5,841)
                                                                             ----------------       ----------------
     Benefits paid to participants per the Form 5500                         $         98,705                 92,273
                                                                             ================       ================

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.


                                       14                            (Continued)

                                                                      SCHEDULE 1


                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                          (Dollar amounts in thousands)

   (a)                         (b)                                         (c)                             (d)             (e)
                                                                  DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE, RATE OF
 RELATED          IDENTITY OF ISSUER, BORROWER,              INTEREST, COLLATERAL, PAR, MATURITY                          CURRENT
  PARTY             LESSOR, OR SIMILAR PARTY                         VALUE, OR DURATION                    COST*           VALUE
---------   -------------------------------------------   -----------------------------------------   -------------   -------------
            Cash and cash equivalents                                                                 $                      10,900
                                                                                                                      -------------
            Common Stock:
               ABM Industries Inc.                        Common Stock, 21,800 shares                                           244
               Adaptec Inc.                               Common Stock, 45,700 shares                                           404
               ADC Telecommunications Inc.                Common Stock, 126,000 shares                                          374
               ADR Aventis SA Sponsored ADR               Common Stock, 1,500 shares                                             99
               Alexander & Baldwin Inc.                   Common Stock, 5,400 shares                                            182
               Altria Group Inc. (fka Phillip Morris)     Common Stock, 4,500 shares                                            245
               Amer Elec Pwr Co.Inc.                      Common Stock, 15,310 shares                                           467
               Amer Natl Ins Co.                          Common Stock, 3,800 shares                                            321
               American Axle & Mfg Holdings Inc.          Common Stock, 15,900 shares                                           643
               Andrew Corp.                               Common Stock, 45,500 shares                                           524
               Arkansas Best Corp.                        Common Stock, 15,100 shares                                           474
               Arrow Electr Inc.                          Common Stock, 6,300 shares                                            146
               Arvinmeritor Inc.                          Common Stock 24,800 shares                                            598
               Aspen Ins Holding Ltd                      Common Stock 2,500 shares                                              62
               Astoria Financial Corp.                    Common Stock 13,500 shares                                            502
               Avnet Inc.                                 Common Stock, 20,126 shares                                           436
               Aztar Corp.                                Common Stock, 23,975 shares                                           539
               BK Amer Corp.                              Common Stock, 8,500 shares                                            684
               Black Box Corp.                            Common Stock, 13,200 shares                                           608
               Borg Warner Inc.                           Common Stock, 5,500 shares                                            468
               Bowie & Co.Inc.                            Common Stock, 36,400 shares                                           494
               Bristol Meyers Squib Co                    Common Stock, 6,400 shares                                            183
               Brunswick Corp.                            Common Stock, 7,150 shares                                            228
               Burl Northn Santa Fe Corp.                 Common Stock, 14,500 shares                                           469
               C&D Technologies Inc.                      Common Stock, 21,000 shares                                           403
               ChevronTexaco Corp.                        Common Stock, 1,000 shares                                             86
               Caesars Entertainment Inc.                 Common Stock, 21,800 shares                                           236
               Chubb Corp.                                Common Stock, 7,000 shares                                            477
               Citigroup Inc.                             Common Stock, 8,200 shares                                            398
               Community BK System Inc.                   Common Stock, 3,600 shares                                            176
               Comcast Corp.                              Common Stock, 12,100 shares                                           378
               Coml Fed Corp.                             Common Stock, 24,000 shares                                           641
               Coml Metals Co.                            Common Stock, 30,000 shares                                           912
               Conmed Corp.                               Common Stock, 18,600 shares                                           443
               Conocophillips                             Common Stock, 12,659 shares                                           830
               Cooper Ind Inc.                            Common Stock, 4,800 shares                                            278
               Cooper Tire & Rubber Co.                   Common Stock, 12,300 shares                                           263
               Corn Prods Intl Inc.                       Common Stock, 12,900 shares                                           444
               Crompton Corp.                             Common Stock, 95,400 shares                                           684
               CSX Corp.                                  Common Stock, 10,800 shares                                           388
               CTS Corp.                                  Common Stock, 42,600 shares                                           490
               Deluxe Corp.                               Common Stock, 14,800 shares                                           612
               Dollar Thrifty Automotive Group Inc.       Common Stock, 17,000 shares                                           441
               Du Pont E I De Nemours & Co.               Common Stock, 1,409 shares                                             65
               Duane Reade Inc.                           Common Stock, 4,900 shares                                             83
               Esterline Technologies Corp.               Common Stock, 24,200 shares                                           645
               Fed Dept Stores Inc. Del                   Common Stock, 4,600 shares                                            217
               Felcor Lodging Tr Inc. Com                 Common Stock, 22,000 shares                                           244
               FHLMC                                      Common Stock, 3,400 shares                                            198
               Fleetboston Finl Corp.                     Common Stock, 6,100 shares                                            266
               Flextronics Intl Ltd                       Common Stock, 18,400 shares                                           273


                                       15                            (Continued)

                                                                    SCHEDULE 1-2


                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                          (Dollar amounts in thousands)

   (a)                         (b)                                         (c)                             (d)             (e)
                                                                  DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE, RATE OF
 RELATED          IDENTITY OF ISSUER, BORROWER,              INTEREST, COLLATERAL, PAR, MATURITY                          CURRENT
  PARTY             LESSOR, OR SIMILAR PARTY                         VALUE, OR DURATION                    COST*           VALUE
---------   -------------------------------------------   -----------------------------------------   -------------   -------------
               Flowserve Corp.                            Common Stock, 13,800 shares                 $                         288
               FMC Corp.                                  Common Stock, 19,100 shares                                           652
               FNMA                                       Common Stock, 3,525 shares                                            265
               Foot Locker Inc.                           Common Stock, 21,200 shares                                           497
               Frontier Oil Corp.                         Common Stock, 3,500 shares                                             60
               Gardner Denver Inc.                        Common Stock, 22,900 shares                                           547
               General Electric Co.                       Common Stock, 8,700 shares                                            270
               Genlyte Group Inc.                         Common Stock, 4,800 shares                                            280
               Genuine Parts Co.                          Common Stock, 9,350 shares                                            310
               Glaxo Smithkline Spons Adr                 Common Stock, 10,500 shares                                           490
               Golden W. Fncl Corp.                       Common Stock, 1,700 shares                                            175
               Graftech Intl Ltd                          Common Stock, 41,300 shares                                           558
               Group 1 Automotive Inc.                    Common Stock, 15,500 shares                                           561
               Harleysville Group Inc.                    Common Stock, 10,250 shares                                           204
               HarsCo.Corp.                               Common Stock, 7,100 shares                                            311
               Hewlett Packard Co.                        Common Stock, 36,300 shares                                           834
               Hexcel Corp.                               Common Stock, 15,100 shares                                           112
               Hughes Sup Inc.                            Common Stock, 13,900 shares                                           690
               Ingram Micro Inc.                          Common Stock, 11,575 shares                                           184
               JLG Inds Inc.                              Common Stock, 27,100 shares                                           413
               Kellwood Co.                               Common Stock, 12,000 shares                                           492
               Kemet Corp.                                Common Stock, 12,200 shares                                           167
               Koger Equity Inc.                          Common Stock, 25,100 shares                                           525
               Kroger Co.                                 Common Stock, 5,200 shares                                             96
               Lear Corp.                                 Common Stock, 6,200 shares                                            380
               Lehman Bros Hldgs Inc.                     Common Stock, 7,175 shares                                            554
               Lincoln Elec Hldgs Inc.                    Common Stock, 12,700 shares                                           314
               Lubrizol Corp.                             Common Stock, 6,000 shares                                            195
               Magna Intl Inc.                            Common Stock, 1,700 shares                                            136
               May Dept Stores Co.                        Common Stock, 7,250 shares                                            211
               MeadwestvaCo.Corp.                         Common Stock, 11,464 shares                                           341
               Metlife Inc.                               Common Stock, 11,200 shares                                           377
               Modine Mfg Co.                             Common Stock, 21,100 shares                                           569
               Moog Inc.                                  Common Stock, 7,800 shares                                            385
               Natl Cy Corp.                              Common Stock, 8,900 shares                                            302
               New Century Financial Corp.                Common Stock, 15,800 shares                                           627
               Norfolk Southn Corp.                       Common Stock, 26,300 shares                                           622
               Nortel Networks Corp.                      Common Stock, 90,900 shares                                           385
               Northeast Utilities                        Common Stock, 23,500 shares                                           474
               Nu Skin Enterprises Inc.                   Common Stock, 33,400 shares                                           571
    **      ***Occidental Petroleum Corp.                 Common Stock, 10,595,054 shares                   247,532         447,535
               Office Depot Inc.                          Common Stock, 11,000 shares                                           184
               Orbital Sciences Corp.                     Common Stock, 50,500 shares                                           607
               Pacificare Health System Inc.              Common Stock, 7,600 shares                                            514
               Partnerre Hldg Ltd                         Common Stock, 1,500 shares                                            174
               Peabody Energy Corp.                       Common Stock, 17,300 shares                                           722
               Penn Engr & Mfg Corp.                      Common Stock, 36,100 shares                                           687
               Pepsico Inc.                               Common Stock, 5,900 shares                                            275
               PFF BanCorp. Inc.                          Common Stock, 6,700 shares                                            243
               Pfizer Inc.                                Common Stock, 20,130 shares                                           711
               Phillips Van Heusen Corp.                  Common Stock, 24,300 shares                                           431
               Pnm Res Inc.                               Common Stock, 20,500 shares                                           576
               Post Pptys Inc. Reit                       Common Stock 19,000 shares                                            530
               PPL Corp.                                  Common Stock, 10,500 shares                                           459


                                       16                            (Continued)

                                                                    SCHEDULE 1-3

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                          (Dollar amounts in thousands)

   (a)                         (b)                                         (c)                             (d)             (e)
                                                                  DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE, RATE OF
 RELATED          IDENTITY OF ISSUER, BORROWER,              INTEREST, COLLATERAL, PAR, MATURITY                          CURRENT
  PARTY             LESSOR, OR SIMILAR PARTY                         VALUE, OR DURATION                    COST*           VALUE
---------   -------------------------------------------   -----------------------------------------   -------------   -------------
               Prime Hospitality Corp.                    Common Stock, 53,300 shares                 $                         544
               Pulte Homes Inc.                           Common Stock, 4,700 shares                                            440
               Quanex Corp.                               Common Stock, 14,300 shares                                           659
               Qwest Communications Intl Inc.             Common Stock, 70,100 shares                                           303
               Readers Digest Assn Inc.                   Common Stock, 30,300 shares                                           444
               Regal Beloit Corp.                         Common Stock, 25,000 shares                                           550
               Reliance Stl & Alum Co.                    Common Stock, 17,000 shares                                           565
               Renaissance Real Estate Holding Ltd        Common Stock, 4,000 shares                                            196
               Rock-Tenn Co.                              Common Stock, 37,000 shares                                           639
               RTI Intl Metals Inc.                       Common Stock, 44,000 shares                                           742
               Russ Berrie & Co. Inc.                     Common Stock, 3,300 shares                                            112
               Safeway Inc.                               Common Stock, 17,900 shares                                           392
               Sanmina-Sci Corp.                          Common Stock, 14,300 shares                                           180
               SBS Technologies Inc.                      Common Stock, 18,400 shares                                           271
               Schweitzer-Mauduit Intl Inc.               Common Stock, 14,100 shares                                           420
               Seacor Hldgs Inc.                          Common Stock, 15,700 shares                                           659
               Sears Roebuck & Co.                        Common Stock, 3,900 shares                                            177
               Smurfit-Stone Container Corp.              Common Stock, 14,800 shares                                           275
               Solectron Corp.                            Common Stock, 26,725 shares                                           158
               Sonic Automotive Inc.                      Common Stock, 30,000 shares                                           688
               Sprint Corp. (Fon Group)                   Common Stock, 13,900 shares                                           228
               Sprint Corp. PCS                           Common Stock, 30,000 shares                                           169
               Summit Ppty Inc.                           Common Stock, 23,000 shares                                           552
               Tech Data Corp.                            Common Stock, 4,900 shares                                            194
               Tellabs Inc.                               Common Stock, 33,500 shares                                           282
               Terex Corp.                                Common Stock, 33,500 shares                                           954
               Tesoro Pete Corp.                          Common Stock, 15,700 shares                                           229
               Textron Inc.                               Common Stock, 10,100 shares                                           576
               Thomas & Betts Corp.                       Common Stock, 2,000 shares                                             46
               Torchmark Corp.                            Common Stock, 5,300 shares                                            241
               Travelers Ppty Cas Corp.                   Common Stock, 22,300 shares                                           374
               Tx Inds Inc.                               Common Stock, 18,500 shares                                           685
               Unisource Energy Corp.                     Common Stock, 22,300 shares                                           550
               Universal Corp. VA                         Common Stock, 10,800 shares                                           477
               Universal Health Services Inc.             Common Stock, 7,700 shares                                            414
               URS Corp. New                              Common Stock, 13,300 shares                                           333
               USF Corp.                                  Common Stock, 16,900 shares                                           578
               V F Corp.                                  Common Stock, 1,400 shares                                             61
               Valero Energy Corp.                        Common Stock, 13,400 shares                                           621
               Vishay Intertechnology Inc.                Common Stock, 31,200 shares                                           714
               Wa Mut Inc.                                Common Stock, 8,700 shares                                            349
               Wachovia Corp.                             Common Stock, 10,000 shares                                           466
               Wash Fed Inc.                              Common Stock, 14,300 shares                                           406
               Westin Digital Corp.                       Common Stock, 44,800 shares                                           528
               Whirlpool Corp.                            Common Stock, 2,250 shares                                            163
               Wolverine Tube Inc.                        Common Stock, 17,000 shares                                           107
               WPS Res Corp.                              Common Stock, 4,200 shares                                            194
               Wyeth Com                                  Common Stock, 4,600 shares                                            195
               Zale Corp.                                 Common Stock, 9,300 shares                                            495
                                                                                                                      -------------
                                                               Total Common Stock                                           508,632
                                                                                                                      -------------


                                       17                            (Continued)

                                                                    SCHEDULE 1-4


                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                          (Dollar amounts in thousands)

   (a)                         (b)                                         (c)                             (d)             (e)
                                                                  DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE, RATE OF
 RELATED          IDENTITY OF ISSUER, BORROWER,              INTEREST, COLLATERAL, PAR, MATURITY                          CURRENT
  PARTY             LESSOR, OR SIMILAR PARTY                         VALUE, OR DURATION                    COST*           VALUE
---------   -------------------------------------------   -----------------------------------------   -------------   -------------
            Participant Loans:
    **        1,664 participant loans, various
                 maturities, interest rates range
                 from 3.0% - 7.0%, balances
                 collateralized by participant account                                                $                      16,735
                                                                                                                      -------------
            Guaranteed Investment Contracts:
              Invesco Fixed-Income Fund:
                Collective Short-Term Investment Fund     Maturity 1/1/04, Yield 0.99%                                        1,948
                John Hancock Life Insurance               #9698, Yield 5.80%                                                    745
                IRT Stable Value Fund                     #20949-087, Yield 3.74%                                            18,753
                Monumental Life Ins Co. Contract          #SV-04253Q, Yield 5.05%                                             2,240
                SunAmerica                                Maturity 1/2/04, Yield 7.97%                                          738
                Bank of America                           #01-204, Yield 5.28%                                                9,708
                ING Life Ins & Ann Co. Contract           #60032, Yield 4.22%                                                11,965
                JP Morgan Chase                           #429939-MIA, Yield 4.48%                                           28,539
                Metropolitan Life Ins Co.                 #28821, Yield 5.53%                                                20,158
                Monumental Life Ins Co.                   #00285TR, Yield 1.53%                                                 499
                Monumental Life Ins Co.                   #00595TR, Yield 5.83%                                              26,245
                State Street Bank                         #103093, Yield 4.51%                                               28,534
                UBS AG                                    #5152, Yield 4.98%                                                 11,797
                ING Life Ins & Ann Co. Contract
                  Cash                                    --                                                                   1,241
                    AB Retail Credit Card                 Maturity 10/15/09, Yield 6.70%                                      1,821
                    US Treasury                           Maturity 11/15/07, Yield 3.00%                                        210
                  US Treasury                             Maturity 11/15/05, Yield 5.75%                                        224
                  US Treasury                             Maturity 11/15/06, Yield 2.63%                                      2,517
                                                                                                                      -------------
                                                                    Underlying Assets                                         6,013
                  ING Life Insurance & Annuity Co.
                    Wrapper                               Synthetic Wrapper Agreement                                          (127)
                                                                                                                      -------------
                                                               Total Contract Value of ING Life
                                                                 Insurance & Annuity Co.                                      5,886
                                                                                                                      -------------
                                                               Total Guaranteed Investment
                                                                 Contracts                                                  167,755
                                                                                                                      -------------


                                       18                            (Continued)

                                                                    SCHEDULE 1-5


                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                          (Dollar amounts in thousands)

   (a)                         (b)                                         (c)                             (d)             (e)
                                                                  DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE, RATE OF
 RELATED          IDENTITY OF ISSUER, BORROWER,              INTEREST, COLLATERAL, PAR, MATURITY                          CURRENT
  PARTY             LESSOR, OR SIMILAR PARTY                         VALUE, OR DURATION                    COST*           VALUE
---------   -------------------------------------------   -----------------------------------------   -------------   -------------
            Mutual Funds:
              MFO Cmg Hi Yield Fd                         374,846 shares                              $                       3,055
              MFO Dodge & Cox Balanced Fd                 827,592 shares                                                     60,447
              MFO Fidelity Magellan Fd Inc Open
                End Fd                                    524,363 shares                                                     51,251
              MFO Hbr Fd Cap Appreciation Fd              552,963 shares                                                     14,554
              MFO Pimco Fds Pac Invt Mgmt Ser             1,062,597 shares                                                   11,380
              MFO Putnam Intl Growth Fd                   740,350 shares                                                     15,296
              MFO Vanguard Emp Benefit
                Index Fd                                  1,786,771 shares                                                  169,976
              MFO Vanguard Index Tr Mid-Cap
                Index Fd                                  257,069 shares                                                     15,309
              MFO Vanguard Specialized Portfolios         195,526 shares                                                     12,662
                                                                                                                      --------------
                                                               Total Mutual Fund                                            353,930
                                                                                                                      --------------
              Plan Interest in Master Trust:
                Advent Unit Master Trust                                                                                      3,323
                                                                                                                      --------------
                                                               Total                                                  $   1,061,275
                                                                                                                      ==============

  *  Cost information omitted for participant directed investment.
 **  Party-in-interest investment.
*** Includes nonparticipant-directed investments. No investment transactions exceeded 5% of the Plan's net assets.

See accompanying report of independent public accounting firm.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        OCCIDENTAL PETROLEUM CORPORATION
                          SAVINGS PLAN

                        By  s:/Samuel P. Dominick, Jr./
                            ----------------------------------------------------
                            Samuel P. Dominick, Jr. - Member of the
                            Occidental Petroleum Corporation
                            Pension and Retirement Plan Administrative Committee


Dated: June  23, 2004

                                  EXHIBIT INDEX


Exhibit
   No.                                   Exhibit
--------------------------------------------------------------------------------
  23.1           Consent of Independent Registered Public Accounting Firm